Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

December 5, 2013	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Jose Vizquerra Benavides appointed to the Board

Timmins Gold Corp (“Timmins” or “the Company”) is pleased to announce that Jose Vizquerra Benavides has been appointed as an independent member of the board of directors. Mr. Vizquerra is currently the President and CEO of Braeval Mining Corporation, a TSX listed company, and Oban Exploration Ltd, a private exploration company. From 2008 until 2011 Mr. Vizquerra was the head of project evaluations with NYSE listed Compania de Minas Buenaventura of Lima, Peru, and a geologist with Goldcorp in Red Lake Ontario from 2005 until 2008.

Mr. Vizquerra holds a masters of Science degree in Mineral Exploration from Queen’s University and a Bachelors degree in Civil Engineering from the Peruvian University of Applied Science (UPC)

“We are pleased to announce the appointment of Mr. Vizquerra to the board” stated Bruce Bragagnolo, CEO. “ His exploration experience will be invaluable to help the Company unlock the potential of our district scale land package in Northern Sonora and our other properties in Mexico.”

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

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